September 4, 2025

Frank Karbe
Chief Financial Officer
Cidara Therapeutics, Inc.
6310 Nancy Ridge Dr.
Suite 101
San Diego, CA 92121

        Re: Cidara Therapeutics, Inc.
            Form 10-K for the period ended December 31, 2024
            Filed March 6, 2025
            File No. 001-36912
Dear Frank Karbe:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences